UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Commission File Number: 001-31811

Woori Financial Group Inc.

(Translation of registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 04632, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Woori Financial Group’s Preliminary Financial Performance Figures

for the Third Quarter of 2024

The preliminary financial performance figures for Woori Financial Group for the nine-month period ended September 30, 2024, on a consolidated basis, are as follows.

(Units: millions of KRW, %)

Item		3Q 2024	2Q 2024	% Change Increase (Decrease)	3Q 2023	% Change Increase (Decrease)
Revenue*	Specified Quarter	7,440,508	10,886,417	(31.65)	9,887,923	(24.75)
	Cumulative Basis	31,178,220	23,737,712	—	33,284,734	(6.33)
Operating Income	Specified Quarter	1,176,014	1,253,320	(6.17)	1,218,246	(3.47)
	Cumulative Basis	3,580,023	2,404,009	—	3,365,684	6.37
Income before	Specified Quarter	1,199,703	1,246,902	(3.79)	1,246,779	(3.78)
Income Tax Expense	Cumulative Basis	3,590,562	2,390,859	—	3,395,312	5.75
Net Income	Specified Quarter	916,187	961,509	(4.71)	918,116	(0.21)
	Cumulative Basis	2,716,607	1,800,420	—	2,531,928	7.29
Profit to the Equity Holders of the Parent Entity	Specified Quarter	903,580	931,495	(3.00)	899,306	0.48
	Cumulative Basis	2,659,076	1,755,496	—	2,438,182	9.06

The above figures are prepared in accordance with Korean International Financial Reporting Standards. The figures above are subject to adjustment as they are preliminary and have not been reviewed by our independent auditors.

*	Represents the sum of interest income, fee and commission income, dividend income, gain on financial assets and other operating income (excluding non-operating income).

Woori Bank’s Preliminary Financial Performance Figures

for the Third Quarter of 2024

The preliminary financial performance figures for Woori Bank, a wholly-owned subsidiary of Woori Financial Group, for the nine-month period ended September 30, 2024, on a consolidated basis, are as follows.

(Units: millions of KRW, %)

Item		3Q 2024	2Q 2024	% Change Increase (Decrease)	3Q 2023	% Change Increase (Decrease)
Revenue*	Specified Quarter	6,308,353	9,647,464	(34.61)	8,815,613	(28.44)
	Cumulative Basis	27,675,438	21,367,085	—	30,066,989	(7.95)
Operating Income	Specified Quarter	1,091,364	1,157,726	(5.73)	1,086,742	0.43
	Cumulative Basis	3,325,934	2,234,570	—	3,043,487	9.28
Income before	Specified Quarter	1,104,219	1,143,132	(3.40)	1,112,305	(0.73)
Income Tax Expense	Cumulative Basis	3,314,958	2,210,739	—	3,063,454	8.21
Net Income	Specified Quarter	851,826	886,828	(3.95)	820,111	3.87
	Cumulative Basis	2,530,643	1,678,817	—	2,298,012	10.12
Profit to the Equity Holders of the Parent Entity	Specified Quarter	850,850	884,040	(3.75)	817,801	4.04
	Cumulative Basis	2,524,362	1,673,512	—	2,289,774	10.25

The above figures are prepared in accordance with Korean International Financial Reporting Standards. The figures above are subject to adjustment as they are preliminary and have not been reviewed by our independent auditors.

*	Represents the sum of interest income, fee and commission income, dividend income, gain on financial assets and other operating income (excluding non-operating income).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Financial Group Inc.
(Registrant)

Date: October 25, 2024	By:	/s/ Sung-Wook Lee
(Signature)

Name: Sung-Wook Lee
Title: Deputy President